

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2010

Alvin Rhoney
Chief Financial Officer
Four Star Holdings, Inc.
100 Four Star Lane
Odenville, AL 35120

> **Re:** **Four Star Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 7, 2010, as amended July 16, 2010**
> **File No. 000-53439**

Dear Mr. Rhoney:

We have completed our review of your Form 8-K, and pending amendment of your Form 10-Q for the period ended March 31, 2010, as proposed in your supplemental response letter dated July 23, 2010, we do not have any further comments at this time.

Sincerely,

Jonathan Wiggins
Staff Accountant